Atlas Resources, Incorp.

4759 Kester Avenue

Sherman Oaks, CA 91403

Telephone: 310-780-1558

August 6, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John P. Lucas, Staff Attorney

Dear Sirs:

Re:

Registration Statement on Form S-1 – SEC File #333-166848

Further to your letter dated July 9, 2010 concerning our registration statement on Form S-1, we respond to your comments as follows:

Financial Statements, page 17

1.

We note you updated the financial statements included in the registration statement in response to comment 1 in our letter dated June 11, 2010, but now have omitted certain audited financial statements required by Rule 8-02 of Regulation S-X. Please revise your registration statement to include audited statements of operations and cash flows for the period from July 1, 2009 (inception) to December 31, 2009. In addition, please denote what portion of your statements of stockholders’ equity for the period from July 1, 2009 (inception) through March 31, 2010 has been audited, and correct the typographical error that indicates you are presenting stockholders’ equity account balances as of December 31, 2010.

We have filed revised financial statements for the periods ended December 31, 2009 and March 31, 2010 that contain the omitted statements.

Note 3 – Significant Accounting Policies, page 23

c. Mineral property costs, page 23

2.

We note you revised your accounting policy disclosure for mineral property costs in response to comment 9 in our letter dated June 11, 2010 and now state that you will capitalize costs incurred “to develop mine areas substantially in advance of current production” once proven and probable reserves exist and the property is a commercially mineable property. Please expand your disclosure to clarify what you mean by this statement. Generally costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred. Please confirm your accounting policy is consistent with this guidance.

In addition, within your revised disclosure you state that you adhere to the guidance found at FASB ASC 360-10-35-15 to evaluate your capitalized mineral property costs for impairment. This accounting reference does not provide detailed guidance on how to assess long lived assets for impairment. Rather you should adhere to FASB ASC 930-360-35 as it provides specific guidance on how to assess a mining asset for impairment and refers to applicable guidance in FASB ASC 360-10.

We have revised our Note 2 disclosure to state the following:

“c. Mineral rights, property and acquisition costs

The Company has been in the exploration stage since its formation on July 1, 2009 and has not yet realized any revenues from its planned operations.  It is primarily engaged in the acquisition and exploration of mining properties.

Mineral exploration costs are expensed as incurred.  The costs of acquiring mining properties are capitalized upon acquisition.   Mine development costs incurred to develop and expand the capacity of mines, or to develop mine areas substantially in advance of production are also capitalized.  Costs incurred, once proven and probable reserves have been established, are capitalized and will be amortized using the unit-of-production method over the life of the mineral rights.  Costs incurred to maintain current exploration or to maintain assets on a standby basis are charged to operations.  Costs of abandoned projects are charged to operations upon abandonment.

d. Impairment of long-lived assets

The Company reviews and evaluates long-lived assets for impairment when events or changes in circumstances indicate the related carrying amounts may not be recoverable. The assets are subject to impairment consideration under ASC 930-360-35, Asset Impairment, if events or circumstances indicate that their carrying amount might not be recoverable.  As of December 31, 2009, exploration progress is on target with the Company’s exploration and evaluation plan and no events or circumstances have happened to indicate that the related carrying values of the properties may not be recoverable.

Various factors could impact our ability to achieve forecasted production schedules. Additionally, commodity prices, capital expenditure requirements and reclamation costs could differ from the assumptions the Company may use in cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically.

Material changes to any of these factors or assumptions discussed above could result in future impairment charges to operations.”

Engineering Comments

Location, page 13

3.

Please disclose the following information for each of your properties:

• The nature of your ownership or interest in the property.

• A description of all interests in your properties, including the terms of all underlying agreements and royalties

• The process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions

• An indication of the type of claim or concession, such as placer or lode, exploration or exploitation, and whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•

Certain identifying information, such as the property names, claim numbers, grant numbers, mining concession names or numbers, and dates of recording and expiration, with details that enable the claims to be distinguished from other claims that may exist in the area of your properties.

• The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, and annual maintenance fees; also disclose who is responsible for paying these fees.

• The area of your claims, either in hectares or in acres.

Please ensure that you fully the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

We have added the following disclosure regarding our mineral property interest:

a)  The Portage Bay claim is registered in the name of Terry Loney, the vendor of the claim.  He holds the claim in trust for us as the 100% beneficial owner of the claim;

b)

There are no other interests in the Portage Bay claim, including any underlying agreements or royalties;

c)

Terry Loney initially acquired mineral rights relating to the Portage Bay claim through a staking and filing process with the Ontario Ministry of Northern Development, Mines and Forestry, which commenced on November 22, 2009 and was completed on December 2, 2009.  These rights provide that the claims will remaining in good standing so long as a minimum of $800 in exploration on the claim, or cash paid to the Ministry in lieu of this exploration work, by the anniversary of the date that the claim came into existence, namely December 2 of each year;

d)

The Portage Bay claim is designated as a lode claim and is regulated by the Province of Ontario and governed by the Ontario Ministry of Northern Development, Mines and Forestry. A claim holder is entitled to explore the claim area for economic mineralization and may apply to extract mineralization and operate the claim as a mine if exploration results justify this;

e)

Details relating to the Portage Bay claim are as follows:

Mining Division: Sudbury (Division 70)

Township: Rathbun

Lot Description: NE1/4S1/2&partSE1/4L8C4, Part w1/2 L7 C4

Claim Number: 4253705

Date of Recording: December 2, 2009

Due date (subject to renewal): December 2, 2011

f)

The Portage Bay claim is in good standing until December 2, 2011, by which time we must either complete an additional $800 in exploration on the claim or pay an $800 cash payment to the Ministry.  We anticipate incurring expenditures far in excess of the $800 requirement by December 2, 2011; and

g)

The area of the claims is approximately 32 hectares.

The material terms of our Mineral Property Purchase Agreement are described under the section entitled “Portage Bay Claim Purchase Agreement”.

Recommendation, page 14

4.

Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

We have disclosed that Amanda Tremblay, who provided us with a geological summary of the property and recommendations for exploration, has not physically examined the Portage Bay claim. As well, we have disclosed that we have not retained any professional geologist or mining engineer to physically examine the claim in the field.

We have also added the following risk factor:

“BECAUSE WE HAVE NOT YET RETAINED ANY GEOLOGIST TO PHYSICALLY EXAMINE THE PORTAGE BAY CLAIM IN THE FIELD. WE CANNOT BE ASSURED THAT INFORMATION THAT WE HAVE RECEIVED REGARDING THE POTENTIAL FOR THE CLAIM TO HAVE ECONOMIC MINERALIZATION IS ACCURATE.

Amanda Tremblay, who provided us with a geological summary of the Portage Bay claim and recommendations for exploration, has not physically examined the Portage Bay claim. As well, we have not yet retained any professional geologist or mining engineer to physically examine the claim in the field. Accordingly, our assessment of the potential of the Portage Bay claim to contain economic mineralization is based upon prior data maintained by the Ontario Ministry of Northern Development, Mines and Forestry, which may or may not be accurate.  Any assessment of the likelihood of the Portage Bay claim to contain economic mineralization must be made in light of this risk.”

5.

Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document.  These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

We have filed as an exhibit to our amended registration statement a written consent from Amanda Tremblay regarding being named as an expert in our registration statement and regarding the accuracy of our summary of her geological disclosure relating to the Portage Bay claim in our registration statement.

Description of Property, page 15

6.

Please disclose the information required under paragraph (b) of Industry

Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

• The location and means of access to your property, including the modes of transportation utilized to and from the property

•

Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights

•

A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•

A description of any work completed on the property and its present condition.

•

The details as to modernization and physical condition of the plant and equipment including subsurface improvements and equipment.

•

A description of the equipment, infrastructure, and other facilities.

•

The current state of exploration of the property.

•

The total costs incurred to date and all planned future costs.

•

The source of power and water that can be utilized at the property.

•

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

We respond to your various bullet points as follows:

a)

The location and means of access to the Portage Bay claim, including the modes of transportation utilized to and from the property are discussed in the sections entitled “Location” and “Accessibility”;

b)

Conditions that must be met in order to obtain and retain title to the property and whether we have surface and/or mineral rights are discussed in the section entitled “Title to the Portage Bay Claim”;

c)

A brief description of the rock formations and mineralization on the property is contained in the section entitled “Mineralization and Geology”. We have included disclosure that no mineralization of economic significance has been located on the claim;

d)

We have disclosed that there has been no significant exploration conducted on the claims comprising the Portage Bay claim;

e)

We have disclosed that the Portage Bay claim is free of mineral workings.  There is no equipment or other infrastructure facilities located on the claim. As well, there is no power source located on the claim.  We will need to use portable generators if we require a power source for exploration of the Portage Bay claim. There are numerous lakes surrounding the Portage Bay claim that would provide us with a source of water for exploration and development; and

f)

We have disclosed that there is no current exploration being conducted on the Portage Bay claim and we have not incurred any costs to date relating to exploration on the Portage Bay claim; and

g)

Just prior to the section entitled “Portage Bay Claim Purchase Agreement”, we disclosed that the Portage Bay property is without known reserves and that our proposed exploration program is exploratory in nature.

7.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3.B to Item 102 of Regulation S-K. Please note that EDGAR accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.

We believe the guidance in Instruction 3.B to Item 102 of Regulation S-K would generally require maps and drawings with the following features:

•

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•

A graphical bar scale; additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•

A north arrow.

•

An index map showing where the property is situated in relationship to the state, province, or other geographic areas in which it is located.

•

A title of the map or drawing, and the date on which it was drawn.

•

In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

We have included a small-scale property location map of the Portage Bay property as an exhibit to our amended registration statement.

8.

On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points:

•

Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•

If there is a phased program planned, briefly outline all phases.

•

If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•

Disclose how the exploration program will be funded.

•

Identify who will be conducting any proposed exploration work, and describe their qualifications.

We have added the following disclosure regarding our proposed exploration on the Portage Bay claims:

a)  In the section entitled “Recommendations”, we have provided a brief non-technical geological justification for our proposed exploration on the Portage Bay claim;

b)

We have added a section entitled “Budget” to our “Description of Business” that provides a breakdown of the exploration timetable and budget for the Portage Bay claim; an outline of the phases of exploration; how the exploration program will be funded; and that we do not have any arrangement in place for who will be conducting the exploration program, although we intend to retain a professional geologist.

9.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures use. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

We have added the following section in our “Description of Business” disclosure:

“Mineral Sample Procedures and Quality Assurance/Quality Control

To date, we have not collected any mineral samples from our sole mineral property interest, the Portage Bay claim.  When we commence rock and soil sampling in our proposed second phase of exploration, we will ensure that an independent geologist is the sole person who will collect samples from the claim. This person will be independent from us and will not have any interest in our shares. The geologist will ensure that custody of any samples from the claim pass directly from him or her to the assay laboratory that will analyze the samples for mineral content.

As well, all samples will be analyzed by an independent and recognized assay laboratory that follows a strict regime of internal quality assurance/quality control protocols, including blanks, duplicates, and standard reference materials inserted in the sequences of samples to provide a measure of background noise, accuracy and precision.”

Yours truly,

/s/ Blair Sorby

Blair Sorby

President